UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Spirit Airlines, Inc.

Full Name of Registrant

Not applicable.

Former Name if Applicable

1731 Radiant Drive

Address of Principal Executive Office (Street and Number)

Dania Beach, Florida 33004

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Spirit Airlines, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Q3 2024 Form 10-Q”) by the prescribed due date without unreasonable effort or expense. As previously disclosed, the Company has been in active and constructive discussions with holders of its senior secured notes due 2025 and convertible senior notes due 2026 (collectively, the “Noteholders”) with respect to restructuring the obligations owed by the Company to the Noteholders, as well as exploring strategic alternatives and other ways to improve liquidity for the Company. The negotiations, with a supermajority of the Noteholders, have remained productive, have advanced materially and are continuing in the near term, but have also diverted significant management time and internal resources from the Company’s processes for reviewing and completing its financial statements and related disclosures. If a definitive agreement with such Noteholders is reached and documented, it would be effectuated through a statutory restructuring that is not expected to impair general unsecured creditors, employees, customers, vendors, suppliers, aircraft lessors or holders of secured aircraft indebtedness, but, if effectuated, is expected to lead to the cancellation of the Company’s existing equity. If a definitive agreement with the Noteholders is not reached, the Company will consider all alternatives.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frederick S. Cromer	(954)	447-7920
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates its third quarter 2024 operating margin and adjusted operating margin will each be approximately 12 percentage points lower than the operating margin and adjusted operating margin reported for the third quarter 2023 due to lower total operating revenues and higher total operating expenses. Total operating revenues are estimated to have decreased approximately $61 million compared to the third quarter 2023 primarily due to lower average yields, including the negative impact from the Company no longer charging for change and cancellation fees. Total operating expenses are estimated to have increased approximately $46 million and adjusted operating expenses are estimated to have increased approximately $52 million compared to the third quarter 2023. Total operating expenses and adjusted operating expenses are estimated to be higher year over year primarily due to an increase in aircraft rent expense, other operating expense, salaries, wages and benefits, and landing fees and other rents expense. These increases were partially offset by a decrease in aircraft fuel expense.

Cautionary Statement Regarding Forward Looking Statements

This filing contains various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are subject to the “safe harbor” created by those sections. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential,” and similar expressions intended to identify forward-looking statements. Forward-looking statements include, without limitation, the status of the Company’s negotiations with the Noteholders and the possibility that the Company may voluntarily initiate a statutory restructuring process and the potential effects of the initiation of such statutory restructuring process on the Company’s liquidity, results of operations and business. Forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors include, among others, the Company’s ability to reach an agreement with the Noteholders, results of operations and financial condition, the competitive environment in our industry, our ability to keep costs low and the impact of worldwide economic conditions, including the impact of economic cycles or downturns on customer travel behavior and other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as supplemented in the Company’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2024 and June 30, 2024. Furthermore, such forward-looking statements speak only as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Risks or uncertainties (i) that are not currently known to us, (ii) that we currently deem to be immaterial, or (iii) that could apply to any company, could also materially adversely affect our business, financial condition, or future results. Additional information concerning certain factors is contained in the Company’s Securities and Exchange Commission filings, including but not limited to the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

Spirit Airlines, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2024	By:	/s/ Frederick S. Cromer
	Name:	Frederick S. Cromer
	Title:	Executive Vice President and Chief Financial Officer